Exhibit 99.1

News Release
www.srtelecom.com

Source:
SR Telecom	MaisonBrison
William E. Aziz, President and CEO	Rick Leckner
Tel.: (514) 335-2429 Ext. 4613	Tel.: (514) 731-0000

SR Telecom Highlights:

•	Significant improvements in Balance Sheet
•	WiMAX Certification
•	Outsourced Production
•	Focus on Revenue Growth

Industry-leading WiMAX technology to lead the way

MONTREAL, June 8, 2006 – SR Telecom Inc. (TSX: SRX) has significantly improved its balance sheet and is now poised to capitalize on its wireless technology and expertise in the rapidly-growing WiMAX market. President and CEO, William Aziz, today described a more optimistic vision of SR Telecom’s future at the Company’s Annual and Special meeting of shareholders. “We have taken significant strides in the past year to improve our balance sheet, rebuild supplier and customer partnerships, as well as renew our reputation as a proven developer and vendor of advance broadband wireless technology. With our financial issues behind us, we can concentrate our efforts on revenue growth as we continue to deploy and further develop our WiMAX-certified symmetryMX platform.”

Through fiscal 2005 and the first quarter of the current year, SR Telecom took important steps to strengthen its balance sheet. In particular, the Company negotiated a $50 million credit facility, converted $75 million of debentures into equity and raised more than $54 million in new equity through private placements. Internally, SR Telecom implemented aggressive and ongoing cost-saving initiatives, divested of unprofitable business activities in France and Australia, and outsourced manufacturing to a third party. The Company also re-established its supply chain by developing partnerships with suppliers and rebuilt customer relationships through a customer-centric operating model.

Encouraging results
Last month, SR Telecom reported significantly improved results for the first quarter ended March 31, 2006, highlighted by consolidated revenue growth of 69%, improved gross profits and a decreased net loss. The sharp improvement in revenues was the result of an increase in the Company’s core wireless products segment revenues, which more than doubled in comparison to the same period last year.

“Our improved results in the first quarter are a clear indication that the changes we have made over the last year have enhanced our situation,” said Mr. Aziz. “The fact that our revenues grew across all sales regions is an encouraging sign that our global customers have recognized our progress. We anticipate that this positive sales trend, along with our new cost-efficient business model, has positioned us to play a prominent role in the high-growth broadband wireless market.”

WiMAX products to benefit SR Telecom customers
Mr. Aziz said he expects WiMAX deployments and applications to evolve quickly over the next few years as the world’s telecom, entertainment and gaming industries converge. “In the short term, our WiMAX-certified symmetry platform will be commercially-deployed as a fixed-wireless solution with our traditional telecom customers to deliver voice, data and Internet services. We will continue to develop symmetry to include a mobile-WiMAX solution in 2007, which will enable us to attract a cross-section of new customers from a broader base of market participants.”

“SR Telecom has come through a difficult period, and while we still have much more work to do, we are now considerably more enthusiastic about our future. As we move forward, we will continue to build on our core strengths; namely our long-term customer relationships, our reputation as a leading technology vendor, and perhaps most importantly, our superior wireless technology and experience with complex real-world deployments around the world,” concluded Mr. Aziz.

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban, and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 110 countries, connecting nearly two million people.

With its widely deployed WiMAX-ready symmetryONE solution, SR Telecom provides bridge technology to future WiMAX solutions for voice, data and Internet access applications. The new symmetryMX solution delivers WiMAX performance in an interoperable environment.

SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

Forward-looking statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.